UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 Intraware, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.000l per share
                         (Title of Class of Securities)

                                    46118Ml03
                                 (CUSIP Number)

                                  Inder Tallur
                         ComVest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 9, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), l3D-1(f) or 13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.46118103                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     ComVest Venture Partners, LP (13-4124841)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,445,551
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    2,445,551
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,445,551
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.69%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.46118103                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     ComVest Management, LLC (06-1588640)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,445,551
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    2,445,551
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,445,551
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.69%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.46118103                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Commonwealth Associates, LP (13-3467952)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          880
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    880
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     880
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.001%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.46118103                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Commonwealth Management, LLC (75-3096361)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          880
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    880
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     880
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.001%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.46118103                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Commonwealth Associates Group Holdings, LLC (01-0622406)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,479,923
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    2,479,923
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,479,923
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.75%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.46118103                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Commonwealth Associates Liquidation, LLC (82-0541574)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          63,090
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    63,090
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     63,090
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.12%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.46118103                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Michael S. Falk
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    140,851
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,543,013
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    140,851
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    2,543,013
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,683,864
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.12%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        This Amendment No. 4 supplements and amends the Statement of Beneficial Ownership on Schedule 13D, dated April 2, 2001, as amended by Amendment No. 1 on
Schedule 13D/A dated December 17, 2001, as amended by Amendment No. 2 on
Schedule 13D/A dated May 24, 2002, and as further amended by Amendment No. 3 on
Schedule 13D/A dated November 27, 2002 on behalf of ComVest Venture Partners, L.P. ("ComVest"), ComVest Management, LLC ("ComVest Management"), Michael Falk ("Falk") and Robert Priddy ("Priddy") (collectively, the "Schedule 13D"). This Amendment No. 4 supplements and amends the Schedule 13D as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 4 is being filed on behalf of ComVest, ComVest Management, Commonwealth Associates, L.P. ("Commonwealth"), Commonwealth Management, LLC ("Commonwealth Management"), Commonwealth Associates Group Holdings, LLC ("Group Holdings"), Commonwealth Associates Liquidation, LLC ("Liquidation"), and Falk, and relates to the Common Stock, par value $.000l per share ("Common Stock") of Intraware, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 25 Orinda Way, Orinda, California 94563.

Item 2. Identity and Background.

        Item 2 is hereby amended and restated in its entirety as follows:

        This statement is filed jointly by (i) ComVest, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities, (ii) ComVest Management, a limited liability company organized under the laws of Delaware and the corporate general partner of ComVest; (iii) Commonwealth, a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking; (iv) Commonwealth Management, a limited liability company organized under the laws of Delaware and the corporate general partner of Commonwealth; (v) Group Holdings, a limited liability company organized under the laws of Delaware and the sole member of ComVest Management and Commonwealth Management; (vi) Liquidation, a limited liability company organized under the laws of Delaware, whose principal business is serving as a holding company; and (vii) Falk, an individual. ComVest, ComVest Management, Commonwealth, Commonwealth Management, Group Holdings, Liquidation, and Falk are the "Reporting Persons."

        ComVest Management is the general partner of ComVest and is wholly-owned by Group Holdings. Commonwealth Management is the general partner of Commonwealth and is wholly-owned by Group Holdings. Falk is the Chairman and principal member of Group Holdings. Harold Blue ("Blue") is a member, director and the President of Group Holdings. Falk, Blue and

Keith Rosenbloom ("Rosenbloom") are members and managers of Group Holdings. Liquidation is an affiliate of Commonwealth.

        The business address for all of the Reporting Persons and the other individuals described in Item 2 is 830 Third Avenue, 4th Floor, New York, New York 10022. All of the Reporting Persons and other individuals identified in this Item 2 are United States citizens.

        During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a) ComVest may be deemed to be the beneficial owner of an aggregate of 2,445,551 shares of Common Stock, representing approximately 4.69% of the issued and outstanding shares of Common Stock of the Issuer, of which 481,599 shares are issuable upon exercise of April Placement Warrants, 57,227 are issuable upon exercise of May Placement Warrants and 7,500 shares are issuable upon exercise of May Agents Warrants.

        ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 2,445,551 shares of Common Stock, representing approximately 4.69% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

        Commonwealth may be deemed to be the beneficial owner of an aggregate of 880 shares of Common Stock, representing approximately 0.001% of the issued and outstanding shares of Common Stock of the Issuer, of which 719 shares are issuable upon exercise of May Agents Warrants and 161 are issuable upon exercise of May Placement Warrants.

        Commonwealth Management, as the general partner of Commonwealth, may be deemed to beneficially own the 880 shares of Common Stock, representing approximately 0.001% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

        Group Holdings may be deemed to be the beneficial owner of an aggregate of 2,479,923 shares of Common Stock, representing approximately 4.75% of the issued and outstanding shares of Common Stock of the Issuer. Group Holdings may be deemed to beneficially own the 2,445,551 shares of Common Stock beneficially owned by ComVest, the 880 shares of Common Stock beneficially owned by Commonwealth and the 33,492 shares of Common Stock beneficially owned by Group Holdings (of which 6,089 shares are issuable upon exercise of May Placement Warrants and 27,403 shares are issuable upon exercise of May Agents Warrants).

        Liquidation may be deemed to be the beneficial owner of an aggregate of 63,090 shares of Common Stock, representing 0.12% of the issued and outstanding shares of Common stock of the Issuer, that are issuable upon conversion of 5,240 shares of B-1 Preferred Stock.

        Falk may be deemed to be the beneficial owner of an aggregate of 2,683,864 shares of Common Stock, representing approximately 5.12% of the issued and outstanding shares of Common Stock of the Issuer. Falk may be deemed to beneficially own the 2,445,551 shares of Common Stock beneficially owned by ComVest, 880 shares of Common Stock beneficially owned by Commonwealth (of which 719 shares are issuable upon exercise of May Agents Warrants and 161 shares are issuable upon exercise of May Placement Warrants), the 33,492 shares of Common Stock beneficially owned by Group Holdings (of which 6,089 shares are issuable upon exercise of May Placement Warrants and 27,403 shares are issuable upon exercise of May Agents Warrants), as well as the 63,090 shares of Common Stock beneficially owned by Liquidation (of which 63,090 shares are issuable upon conversion of 5,240 shares of B-1 Preferred Stock). In his capacity as Chairman and controlling equity owner of Group Holdings, Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. In addition, Falk holds Directors Options, which are currently exercisable for 3,750 shares of Common Stock, 112,264 shares are issuable upon exercise of May Agents Warrants and 24,837 shares are issuable upon exercise of May Placement Warrants.

        Rosenbloom may be deemed to be the beneficial owner of 78,129 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 61,826 shares are issuable upon conversion of 5,135 shares of B-1 Preferred Stock, 6,878 shares are issuable upon exercise of May Agents Warrants and 1,529 shares are issuable upon exercise of May Placement Warrants.

        Blue may be deemed to be the beneficial owner of 6,699 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 5,481 shares are issuable upon exercise of May Agents Warrants and 1,218 shares are issuable upon exercise of May Placement Warrants.

        (b) Number of shares as to which each such person has:

               (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                    Name                            Number of Shares
                    ----                            ----------------
                    Falk                                  140,851
                    Rosenbloom                             78,129

                    Blue                                    6,699

               (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                      (i) Commonwealth, Commonwealth Management, Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 880 shares of Common Stock beneficially held by Commonwealth.

                      (ii) ComVest, ComVest Management, Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 2,445,551 shares of Common Stock beneficially held by ComVest.

                      (iii) Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 33,492 shares of Common Stock beneficially held by Group Holdings.

                      (iv) Liquidation and Falk may be deemed to share such voting and disposition powers with respect to the 63,090 shares of Common Stock beneficially held by Liquidation.

        (c) In the past 60 days, the Reporting Persons made sales of shares of Common Stock in the open market as follows:


       NAME      TRANSACTION        DATE           NUMBER       PRICE PER
                                                     OF           SHARE
                                                   SHARES

      ComVest        Sell        Mar. 20, 2003      58,000       $1.0500

      ComVest        Sell        Mar. 28, 2003     192,000       $1.0000

      ComVest        Sell        Mar. 31, 2003     418,000       $1.0177

      ComVest        Sell        Apr. 1, 2003       82,000       $1.0000

      ComVest        Sell        Apr. 8, 2003       50,000       $1.0000

      ComVest        Sell        Apr. 9, 2003        8,000       $1.0000

      ComVest        Sell        Apr. 11, 2003      58,000       $1.0000

      ComVest        Sell        Apr. 15, 2003      17,000       $1.0000

      ComVest        Sell        Apr. 17, 2003      86,000       $1.0000


        (d) Not applicable.

        (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 22, 2003                 COMVEST VENTURE PARTNERS, LP

                                        By:    ComVest Management, LLC, its
                                               general partner

                                        By:    /s/ Michael S. Falk
                                               ---------------------------------
                                               Name:  Michael S. Falk
                                               Title:  Manager


Dated:   April 22, 2003                 COMVEST MANAGEMENT, LLC

                                        By:    /s/ Michael S. Falk
                                               ---------------------------------
                                               Name:  Michael S. Falk
                                               Title:  Manager


Dated:   April 22, 2003                 COMMONWEALTH ASSOCIATES, LP

                                        By:    Commonwealth Management, LLC, its
                                               general partner

                                        By:    /s/ Inder Tallur
                                               ---------------------------------
                                               Name:  Inder Tallur
                                               Title:  Secretary


Dated:   April 22, 2003                 COMMONWEALTH MANAGEMENT, LLC


                                        By:    /s/ Inder Tallur
                                               ---------------------------------
                                               Name:  Inder Tallur
                                               Title:  Secretary

Dated:   April 22, 2003                 COMMONWEALTH ASSOCIATES GROUP
                                        HOLDINGS, LLC

                                        By:    /s/ Michael S. Falk
                                               ---------------------------------
                                               Name:  Michael S. Falk
                                               Title:  Chairman and Chief
                                               Executive Officer


Dated:   April 22, 2003                 COMMONWEALTH ASSOCIATES LIQUIDATION, LLC

                                        By:    Commonwealth Associates
                                               Management Company, Inc.,
                                               its manager

                                        By:    /s/ Inder Tallur
                                               ---------------------------------
                                               Name:  Inder Tallur
                                               Title:  Secretary


Dated:   April 22, 2003                 By:    /s/ Michael S. Falk
                                               ---------------------------------
                                               Michael S. Falk

                                  EXHIBIT INDEX

1.   Joint Filing Agreement